UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stony Hill Corp.
(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

862079100

(CUSIP Number)

John Brady

c/o Stony Hill Corp.

9701 Wilshire Blvd., Suite 1000

Beverly Hills, California 90212

Tel: (310) 356-7374
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 862079100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): John Brady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

CUSIP No.: 862079100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): John R. Brady Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600,000
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 1,600,000
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

3

CUSIP No.: 862079100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Equinox Consulting LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

4

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $0.00001 per share, of Stony Hill Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9701 Wilshire Blvd., Suite 1000, Beverly Hills, California 90212.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by John Brady, John R. Brady Living Trust (the “Trust”), and Equinox Consulting LLC (“Equinox Consulting”). Mr. Brady, the Trust, and Equinox Consulting are collectively referred to herein as the “Reporting Persons.” The business address of each of the Reporting Persons is 9701 Wilshire Blvd., Suite 1000, Beverly Hills, California 90212. Mr. Brady’s present principal occupation or employment is Secretary of the Issuer. The principal occupations of each of the Trust and Equinox Consulting is investment and investment related activities.

(d) - (e) During the last five years, neither Mr. Brady, the Trust, nor Equinox Consulting has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Brady is a United States citizen. The Trust is organized under the laws of the State of California, and Equinox Consulting is organized under the laws of the State of Washington.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 4, 2016, the Issuer entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among Issuer, Stony Hill Ventures Corp., a Nevada corporation (“SHV”), and the holders of common stock of SHV. The holders of the common stock of SHV included John Brady, as the holder of 1,600,000 shares (later assigned to the Trust) and Equinox Consulting, as the holder of 400,000 shares.

Under the terms and conditions of the Share Exchange Agreement, the Issuer sold an aggregate of 10,840,000 shares of common stock in consideration for all the issued and outstanding shares of common stock of SHV.

Pursuant to the Share Exchange Agreement, John Brady acquired 1,600,000 shares of common stock (assigned to the Trust) of the Issuer, and Equinox Consulting acquired 400,000 shares of common stock of the Issuer.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Persons, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, any of the Reporting Persons may endeavor to increase their respective position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Brady may deem advisable. Each of the Reporting Persons reserves the right to dispose of any or all of their respective shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

5

Each of the Reporting Persons intends to review their respective investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

None of the Reporting Persons has any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time and from time to time, review or reconsider their respective position and/or change their respective purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Brady beneficially owned, in the aggregate, 2,000,000 shares of common stock, representing approximately 13.1% of the Issuer’s outstanding shares of common stock, based on 15,247,600 shares of common stock issued and outstanding as of June 30, 2017, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2017.

On the filing date of this Schedule 13D, the Trust beneficially owned, in the aggregate, 1,600,000 shares of common stock, representing approximately 10.4% of the Issuer’s outstanding shares of common stock, based on 15,247,600 shares of common stock issued and outstanding as of June 30, 2017, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2017.

6

On the filing date of this Schedule 13D, the Equinox Consulting beneficially owned, in the aggregate, 1,600,000 shares of common stock, representing approximately 2.6% of the Issuer’s outstanding shares of common stock, based on 15,247,600 shares of common stock issued and outstanding as of June 30, 2017, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2017.

As a group, the Reporting Persons beneficially own, in the aggregate, 2,000,000 shares of common stock of the Issuer. Based on a total of 15,247,600 shares of Common Stock of the Issuer outstanding as of June 20, 2017 (as stated above), the shares of common stock of the Issuer beneficially owned by the Reporting Persons as a group represent approximately 13.1% of the Issuer’s issued and outstanding shares of common stock.

(b) Mr. Brady directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for the Reporting Persons themselves, no person is known by any of the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Brady.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except with respect to an arrangement by and among each of the Reporting Persons to vote their respective shares of common stock as a group, to the knowledge of Mr. Brady, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing of Schedule 13D.

7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2017	/s/ John Brady
John Brady

JOHN R. BRADY LIVING TRUST

	By:	/s/ John Brady
	Name:	John Brady
	Its:	Trustee

EQUINOX CONSULTING LLC

	By:	/s/ John Brady
	Name:	John Brady
	Its:	Manager

8

EXHIBIT A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of securities of the Issuer.

Date: October 5, 2017	/s/ John Brady
John Brady

JOHN R. BRADY LIVING TRUST

	By:	/s/ John Brady
	Name:	John Brady
	Its:	Trustee

EQUINOX CONSULTING LLC

	By:	/s/ John Brady
	Name:	John Brady
	Its:	Manager

9